UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Announces Completion of Record-Setting Production Year for The Eyes Division

Company’s Lifestyle Television Division Produces 47 New Episodes Contributing Additional Revenue Growth

TORONTO – September 12, 2007 - Peace Arch Entertainment Group Inc. (AMEX: PAE) (TSX: PAE), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, has announced that the Company’s television lifestyle programming division, The Eyes Project Development Corp., has concluded a record setting production schedule with 47 new television episodes and three new pilots during the Company’s fiscal year ending September 1, 2007.  The productions will broadcast on such outlets as the National Geographic Channel, CBC, TLC and Bravo.

Peace Arch continues to execute on its high-growth business model focused on producing an increasing volume of highly commercial film and television content while mitigating risk through the utilization of certain financing strategies such Canadian tax credits and non-recourse bank financing.

“The Eyes continues to produce high-quality, low-cost content that enables Peace Arch to provide reliable cash flow and profitability,” said John Flock, President of Peace Arch Entertainment. “The division’s commitment to innovation, quality and production efficiency has yielded terrific results for Peace Arch. We congratulate our colleague Blair Reekie on the outstanding performance of his division and we are confident that The Eyes will continue to produce television programming at a record setting pace in fiscal 2008 which will provide the Company with attendant revenues and earnings.”

The Eyes is a full service production and post production company based in Vancouver that is widely recognized for reality entertainment formats that include weight loss programs and home makeovers. The Company also produces sponsored programming and provides post production services to networks and independent producers.

In fiscal 2007, The Eyes’ production schedule included episodes for the series “Makeover Wish,” “Bulging Brides,” “Last 10 Pounds Boot Camp” and “Air Dogs.” Other original programs include "Animal Miracles" (ANIMAL PLANET), "Alien Abduction" (UPN), "Rights of Passage" (TLC), "Raven in the Sun" (CBC), "Campus Vets" (National Geographic Channel) and "Love it or Lose it!" (HGTV). The company earned a 2007 Western Regional Emmy® Award for its series “Heroines” broadcast on BRAVO.

 “The Last 10 Pounds Boot Camp” is a format that propels women through an intense fitness and nutrition regimen that dramatically resizes them in record time. Motivated by a special event (an upcoming wedding, anniversary, vacation) participants strive to transform themselves physically and mentally in just four weeks.  “The Last 10 Pounds Boot Camp” is already on its second season, which is due to begin broadcasting later this month.

“Bulging Brides” is a new and riveting comical format that is due to launch in January, 2008 on the Slice Network. It is a brash take on weight loss, as the show depicts various scenarios on how to get a ‘bride to be’ into her undersized wedding dress.  A ‘Dream Team’ of fitness trainers and nutritionists identify the bride’s physical problem zones, the challenges she faces with her wedding dress and how to establish her goals by working with the bride over a six-week period in order to meet her target weight.

“Love It or Lose It” is the latest part design, part game show from Peace Arch Television. Currently airing on HGTV, Canada alongside other popular British design shows, “Love It or Lose It” is a fun-filled interior design series that gives homeowners the opportunity to offer up a room in their home for a big budget makeover.  It ends with the ultimate choice – love It and keep the new room or lose It, forcing the designer to tear down their masterpiece.

“Makeover Wish” is a feel good format that follows a $25,000 makeover dream come true for very deserving people.  Nominated by friends and family for this special and once in a life time opportunity, homeowners will receive the chance to have a fantastic makeover for the whole family, for one person, or just one room.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Roy Bodner
Vice President Public Relations
Peace Arch Entertainment
(310) 776-7208
Email Contact: Email Contact

Financial Communications
Trilogy Capital Partners
Ryon Harms
(800) 592-6067
Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 12, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.